Skadden, Arps, Slate, Meagher & Flom llp 525 University Avenue Palo Alto, California 94301 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com September 7, 2022	FIRM/AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Evan Ewing
Anne Parker
Division of Corporation Finance
Office of Manufacturing

Re:	ACE Convergence Acquisition Corp.
Post-Effective Amendment No. 2 to Form S-4
Filed August 12, 2022
File No. 333-261055

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Post-Effective Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-4 of the Company originally filed with the Commission on November 12, 2021, as amended on February 1, 2022, March 17, 2022, April 18, 2022, July 5, 2022, and August 12, 2022 (collectively, the “Registration Statement”).

Amendment No. 3 reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Abdi, the Company’s Chief Executive Officer, dated August 24, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 3, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 3.

Post-Effective Amendment No. 2 to Form S-4

What are the material differences, if any, in the terms and price of securities issued at the time of the IPO..., page 15

1.	We note your response to prior comment 2. Please revise the ownership table to add a footnote disclosing the assumptions underlying the Third Party PIPE Investors' and Sponsor Related PIPE Investors' expected share ownership in New Tempo.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 14 of Amendment No. 3.

What happens to the funds deposited in the trust account after consummation of the Business Combination?, page 21

2.	We note your response to prior comment 4 and reissue in part. Please revise to clarify that any prior demands for redemption made in connection with the business combination proposal described in the registration statement on Form S-4 that was declared effective on April 18, 2022, and not resubmitted in connection with the July 12, 2022 shareholder meeting to extend the date by which ACE must complete an initial business combination, must be resubmitted. To the extent that any demands for redemption were cancelled and not later redeemed in connection with the July 12, 2022 extraordinary general meeting, please revise to disclose (i) the amount of shares that demanded redemption, were cancelled, and not later redeemed in connection with a redemption event and (ii) the steps you will take to notify such shareholders that their redemption demand was cancelled.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 21, 34, 35, 54, 120 and 121 of Amendment No. 3. The Company respectfully informs the Staff that Continental advised the Company that it did not receive any demands for redemption in connection with the business combination proposal described in the registration statement on Form S-4 that was declared effective on April 18, 2022; therefore, no demands for redemption were cancelled, and no additional steps need to be taken to notify any shareholders of any such cancellation.

Sources and Uses of Funds for the Business Combination, page 59

3.	We note the disclosure that if ACE consummates an initial business combination with or among Tempo, Advanced Circuits, Whizz, or any of their respective affiliates or subsidiaries, OCM will be entitled to a termination fee of 3.5% of the aggregate principal amount of the subscribed notes. Please revise to clarify whether the 3.5% termination fee is required to be paid if the revised Business Combination Proposal is approved at the extraordinary general meeting and, if so, if the fee is included in the sources and uses table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 43, 57, 117, 133, 156, 223, 240, 272 and 300 of Amendment No. 3.

Background to the Business Combination, page 145

4.	We note your response to prior comment 5 and reissue. We note that your discussion of the background of the merger after April 18, 2022 provides a summary of changed terms but does not provide sufficient details regarding the negotiations relating to the evolution of the material terms the transaction. Specifically, please address the reasons for, and the negotiations surrounding, adjustments to the purchase price and the termination of the agreement relating to Tempo’s acquisition of Advanced Circuits.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure throughout the “Background to the Business Combination” section beginning on page 147 of Amendment No. 3.

Projected Financial Information, page 167

5.	Please provide a basis for the inclusion of the table titled "Updated Projections (including illustrative future M&A transactions)." We note the statement in footnote 4 that the table assumes that, in each of 2023, 2024, and 2025, New Tempo will acquire one company with annual sales of $75.0 million, sales growth of 5% per year, Non-GAAP Gross Profit margin of 40%, Adjusted EBITDA margin of 25%, and net assets of $12.2 million, and that the purchase price for each such acquisition by New Tempo will be equal to 8.0x EBITDA for the applicable company. Explain whether the parties that will comprise New Tempo have had any prior success in consummating similar acquisitions that would justify this assumption.

Response: The Company acknowledges the Staff's comment and advises the Staff that it has revised the disclosure on page 161 of Post-Effective Amendment No. 3 to remove the table titled “Updated Projections (including illustrative future M&A transactions)” and all references thereto.

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We thank the Staff for its review of the foregoing and Amendment No. 3. If you have further comments, please do not hesitate to contact me at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:	Behrooz Abdi, ACE Convergence Acquisition Corp.
Joy Weiss, Tempo Automation, Inc.
Ryan J. Maierson, Latham & Watkins LLP
Thomas G. Brandt, Latham & Watkins LLP